

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

November 10, 2008

Via Facsimile (011-44-207-696-5455) and U.S. Mail

Jon J. Lyman
Willkie Farr & Gallagher LLP
One Angel Court
London EC2R 7HJ
England

   Re: Wavecom S.A.
      Schedule TO-T filed on October 28, 2008 by Gemalto S.A.
      Schedule TO-T/A filed on November 4, 2008
      SEC File No. 5-50760

Dear Mr. Lyman:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule TO-T

1. We note that Gemalto N.V. is the parent company of named bidder Gemalto S.A. Tell us why you have not included Gemalto N.V. as a bidder on (and a signatory to) the Schedule TO-T. Your analysis should include when Gemalto S.A. was formed and for what purpose, the relationship between the two entities, particularly as it relates to the Offers, and the role of Gemalto N.V. in these Offers, including whether it is considered a bidder for purposes of the concurrent International Offer. In this regard, we note the disclosure under "Background of the Offers" on page 18 of the Offer to Purchase that the board of directors of the parent company did approve the Offers. We may have additional comments.

2. The Schedule 14D-9 filed by Wavecom on October 31, 2008 indicates that Gemalto has made statements indicating or intimating that its offer is not hostile and/or us not unsolicited (see page 15 of the Schedule 14D-9). Please advise. We may have further comments.

Exhibit 99(a)(1)(i) – U.S. Offer to Purchase dated October 28, 2008

3. If applicable, discuss the risk that change in control provisions in Wavecom's contracts with material customers will be triggered if these Offers are consummated, thereby jeopardizing these relationships.

4. Clarify your intentions with respect to management of Wavecom if the Offers are successful. Do you intend to make management changes? Will this trigger change in control payments?

Will the Offers be followed by a squeeze-out if all of the Shares are not tendered in the Offers?, page v

5. What will you do if more than 5% of the Shares and OCEANES remain outstanding after the Offers? What are your intentions and what will be the potential form of the squeeze-out transaction? What will be the consideration paid to remaining security holders, including the form of such consideration? If there will be or may be any difference in the amount or form of consideration paid in any second-step transaction, this fact must be prominently disclosed. In addition, note how U.S. security holders will be treated in any subsequent second-step transaction. Note: the language "more than 5% or less of the share capital of Wavecom" and your use of a double negative in this section and elsewhere in the prospectus are confusing.

<u>Treatment of U.S. Holders of Warrants, page 7</u>

6. You disclose that you intend to "implement a liquidity mechanism based on the price of the Offers for the benefit of the holders of Shares obtained as a result of the exercise of Warrants which could not be exercised during the Offers." Explain what you mean. It may be helpful to provide examples.

<u>Background of the Offers; Contacts with Wavecom, page 18</u>

7. Summarize the differences of opinion of the parties about the terms of a potential business combination between Purchaser and Wavecom referenced on page 19.

<u>Purpose of the Offers and Plans for Wavecom, page 20</u>

8. Refer to our comment above with respect to the corresponding section in the Summary Term Sheet section.

9. In your expanded disclosure, clarify whether any second-step transactions would include remaining U.S. security holders of Wavecom, and whether they would be subject to U.S. law, including Rule 13e-3. We may have additional comments after reviewing your response.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions